Exhibit 99.1

FRESH2 GROUP LIMITED

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31	June 30	June 30
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	16	495	68
Prepayment	1,050	3,948	544
Accounts receivable, net	—	270	37
Accounts receivable-related party	—	11,450	1,579
Amounts due from related parties, net	—	864	119
Inventories, net	—	135	19
Other current assets, net	—	414	57
Current assets held for sale	12,633	9,777	1,348
Total current assets	13,699	27,353	3,771

Long term -prepayment	—	4,678	645
Property and equipment, net	—	4,309	594
Intangible assets, net	—	45,169	6,229
Goodwill	—	36,503	5,034
Right of use assets	—	223	31
Long-term investments, net	—	39,783	5,486
Noncurrent assets held for sale	26,770	20,193	2,785
TOTAL ASSETS.	40,469	178,211	24,575

LIABILITIES AND EQUITY/(DEFICIT)
Current liabilities:
Short-term debts	15	16	2
Accounts payable	—	420	56
Advance from customers	—	479	66
Amounts due to related parties	1,214	592	82
Lease liability-current	—	148	20
Accrued expenses and other current liabilities	7,535	24,759	3,414
Current liabilities held for sale	33,514	33,421	4,609
Total current liabilities	42,278	59,835	8,249
Deferred tax liabilities	—	2,938	405
Lease liability-non-current	—	37	5
Other long-term liabilities	—	903	125
Noncurrent liabilities held for sale	7,595	2,434	336
TOTAL LIABILITIES	49,873	66,147	9,120

Commitments and contingencies

Shareholders’ equity (deficit):
Class A Ordinary shares ((US$0.01 par value per share; 2,400,000,000 shares authorized, 79,536,589 and 176,070,465 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	5,494	12,181	1,680
Class B Ordinary shares ((US$0.01 par value per share; 30,000,000 authorized, 3,573,100 and 3,573,100 shares issued and outstanding as of December 31, 2022 and June 30, 2023)	240	240	33
Treasury shares (1)	(11,003)	—	—
Additional paid-in capital	564,869	715,327	98,648
Accumulated deficit	(577,539)	(648,303)	(89,405)
Accumulated other comprehensive income	4,263	13,079	1,804
Total Fresh2 Group Limited shareholders’ equity (deficit)	(13,676)	92,524	12,760
Non-controlling interest	4,272	19,540	2,695
Total equity (deficit)	(9,404)	112,064	15,455

TOTAL LIABILITIES AND EQUITY (DEFICIT)	40,469	178,211	24,575

(1):	12,492,283 shares Class A Ordinary shares were held as treasury shares.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Total revenues	—	4,936	681
Cost of revenues	—	(4,039)	(557)
Gross Profit	—	897	124
Operating expenses:
Selling and marketing expenses	(463)	(6,070)	(837)
General and administrative expenses	(8,167)	(35,680)	(4,920)
Research and development expenses	—	(2,303)	(318)
Loss from operations	(8,630)	(43,156)	(5,951)
Non-operating income and expenses:
Interest expense, net	(31)	(309)	(43)
Foreign exchange loss, net	(513)	—	—
Share of net loss in equity method investments	—	(95)	(13)
Change in fair value of convertible debt	139	—	—
Other income, net	—	21	3
Loss from continuing operations before income taxes	(9,035)	(43,539)	(6,004)
Income tax benefit	—	79	11
Loss from continuing operations	(9,035)	(43,460)	(5,993)
Loss from discontinued operations, net of taxes	(39,780)	(27,945)	(3,854)
Net loss	(48,815)	(71,405)	(9,847)
Net loss from discontinued operations attributable to noncontrolling interests	(740)	(641)	(88)
Net loss attributable to ordinary shareholders	(48,075)	(70,764)	(9,759)

Other comprehensive (loss) income, net of tax:
Foreign currency translation differences	(162)	8,816	1,216
Total comprehensive loss	(48,977)	(62,589)	(8,631)
Total comprehensive loss attributable to noncontrolling interests	(740)	(641)	(88)
Total comprehensive loss attributable to ordinary shareholders	(48,237)	(61,948)	(8,543)

Amounts attributable to ordinary shareholders:
Net loss from continuing operations	(9,035)	(43,460)	(5,993)
Net loss from discontinued operations	(39,040)	(27,304)	(3,766)
Net loss attributable to ordinary shareholders	(48,075)	(70,764)	(9,759)

Loss per Class A and B ordinary shares - basic and diluted
Continuing operations	(0.38)	(0.35)	(0.05)
Discontinued operations	(1.66)	(0.22)	(0.03)
Net Loss	(2.04)	(0.57)	(0.08)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Class A and Class B ordinary shares - basic and diluted	23,603,709	124,374,140	124,374,140

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

SHAREHOLDERS’ EQUITY/(DEFICIT)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury shares		Additional Paid-in	Accumulated	Accumulated Other (Loss)	Total Fresh2 Group Limited Shareholders’ Equity	Non-controlling	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	(Deficit)	interest	(Deficit)
Balance at January 1, 2022	16,604,402	1,096	2,773,100	185	—	—	465,334	(475,646)	4,532	(4,499)	5,817	1,318
Net loss	—	—	—	—	—	—	—	(48,075)	—	(48,075)	(740)	(48,815)
Issuance of shares in private placements, net of offering costs	14,382,693	961	—	—	—	—	30,028	—	—	30,989	—	30,989
Issuance shares for exercise of share option	417,702	27	—	—	—	—	(27)	—	—	—	—	—
Issuance shares reserved for convertible loan	6,000,000	381	—	—	—	—	(381)	—	—	—	—	—
Issuance shares for service	187,094	13	—	—	—	—	(13)	—	—	—	—	—
Conversion of convertible loans	—	—	—	—	—	—	27,739	—	—	27,739	—	27,739
Share based compensation	—	—	—	—	—	—	4,528	—	—	4,528	—	4,528
Foreign currency translation differences	—	—	—	—	—	—	—	—	(162)	(162)	—	(162)
Balance at June 30, 2022 (unaudited)	37,591,891	2,478	2,773,100	185	—	—	527,208	(523,721)	4,370	10,520	5,077	15,597

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury shares		Additional Paid-in	Accumulated	Accumulated Other (Loss)	Total Fresh2 Group Limited Shareholders’ Equity	Non-controlling	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	(Deficit)	interest	(Deficit)
Balance at January 1, 2023	79,536,589	5,494	3,573,100	240	(12,492,283)	(11,003)	564,869	(577,539)	4,263	(13,676)	4,272	(9,404)
Net loss	—	—	—	—	—	—	—	(70,764)	—	(70,764)	(641)	(71,405)
Issuance of shares in private placements, net of offering costs	62,885,707	4,355	—	—	—	—	77,541	—	—	81,896	—	81,896
Issuance shares for exercise of share options	663,900	46	—	—	—	—	182	—	—	228	—	228
Issuance shares for exercise of warrants	7,584,900	528	—	—	—	—	6,383	—	—	6,911	—	6,911
Issuance shares for acquisition	31,891,652	2,174	—	—	—	—	66,788	—	—	68,962	—	68,962
Issuance shares for service	3,500,000	243	—	—	—	—	6,142	—	—	6,385	—	6,385
Shares issued in private placement, cancelled subsequently	2,500,000	178	—	—	—	—	(178)	—	—	—	—	—
Canceled treasure shares	(12,492,283)	(837)	—	—	12,492,283	11,003	(10,166)	—	—	—	—	—
Share based compensation	—	—	—	—	—	—	3,766	—	—	3,766	—	3,766
Disposition of Changwei	—	—	—	—	—	—	—	—	—	—	15,909	15,909
Foreign currency translation differences	—	—	—	—	—	—	—	—	8,816	8,816	—	8,816
Balance at June 30, 2023 (unaudited)	176,070,465	12,181	3,573,100	240	—	—	715,327	(648,303)	13,079	92,524	19,540	112,064
Balance at June 30, 2023 (US$)	176,070,465	1,680	3,573,100	33	—	—	98,648	(89,405)	1,804	12,760	2,695	15,455

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Operating activities:
Net loss	(48,815)	(71,405)	(9,847)
Less: net loss from discontinued operations	(39,780)	(27,945)	(3,854)
Net loss from continuing operations	(9,035)	(43,460)	(5,993)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	—	2,960	408
Share of net loss in equity method investments	—	95	13
Share-based compensation	—	2,872	396
Amortization of right of use assets	—	68	9
Change in fair value of convertible debt	(139)	—	—
Deferred tax benefits	—	(79)	(11)
Changes in operating assets and liabilities:
Prepayment	(9,034)	(699)	(96)
Accounts receivable	—	(154)	(21)
Accounts receivable-related party	—	962	133
Inventories	—	(129)	(18)
Other current assets	658	742	102
Accounts payable	—	(569)	(78)
Advance from customers	—	458	63
Accrued expenses and other current liabilities	(155)	1,384	191
Lease liabilities	—	(60)	(8)
Net cash used in operating activities – continuing operations	(17,705)	(35,609)	(4,910)
Net cash used in operating activities –discontinued operations	(13,497)	(1,669)	(230)
Net cash used in operating activities	(31,202)	(37,278)	(5,140)

Investing activities:
Purchases of property and equipment	—	(2,355)	(325)
Purchases of intangible assets	—	(8,980)	(1,238)
Cash acquired from acquisition	—	1,130	156
Long-term investment	—	(38,106)	(5,255)
Net cash used in investing activities – continuing operations	—	(48,311)	(6,662)
Net cash (used in) provided by investing activities –discontinued operations	(817)	2,095	289
Net cash used in investing activities	(817)	(46,216)	(6,373)

Financing activities:
Proceeds from private placement	30,989	81,643	11,259
Proceeds from exercising of warrants	—	6,911	953
Proceeds from exercising of options	—	228	31
Other long-term liabilities	—	982	135
Payment to related parties	(160)	(549)	(76)
Net cash provided by financing activities – continuing operations	30,829	89,215	12,302
Net cash used in financing activities –discontinued operations	(1,589)	(2,799)	(386)
Net cash provided by financing activities	29,240	86,416	11,916

Effect of exchange rate changes on cash and cash equivalents	(362)	(2,443)	(337)
Net increase (decrease) in cash and cash equivalents	(3,141)	479	66
Cash and cash equivalents at beginning of period	3,152	16	2
Cash and cash equivalents at end of period	11	495	68

Supplemental disclosure of non-cash activities:	—	—	—
Conversion of convertible loans	27,739	—	—
Right of use assets obtained in exchange for lease liabilities	8,954	—	—
Receivable from issuance shares for private placement	—	253	35
Issuances of shares for services	—	6,385	881
Issuances of shares for acquisitions	—	68,962	9,510
Additions to intangible assets through accrued expenses and other current liabilities	—	1,851	255

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Fresh2 Group Limited (Formerly AnPac Bio-Medical Science Co., Ltd., the “Company”) was incorporated in the British Virgin Islands (“the BVI”) in January 2010. The Company incorporated a new subsidiary, Fresh2 Technology Inc. (“Fresh2”) on October 4, 2022. On February 1, 2023, the Group acquired GISN (HK) LIMITED (“GISN”), a technical solution and outsourcing consulting services provider focused on the digital, internet and Web 3 business transformation for start-ups and traditional enterprises. This acquisition is a critical initiative for the Company to improve the efficiency of its e-commerce operations. On February 8, 2023, the Group acquired Fresh 2 Ecommerce Inc. (“Fresh2 Ecommerce”), a business-to-business e-commerce platform focused on connecting Asian food suppliers and restaurants and other retail customers in the U.S. Fresh2 Ecommerce provides an online direct selling platform for food suppliers such as food companies, manufacturers, agents, importers, and wholesalers to restaurants and other retail customers. On March 31, 2023, the Group closed an asset purchase with Easy Hundred Inc. (“Easy Hundred”), a U.S.-based e-commerce startup company in the foodservice industry. On July 17, 2023, the Group entered into a definitive Share Purchase Agreement to purchase 51% of Roxe Holding Inc. (“Roxe”). On July 27, 2023, Roxe entered into a Share Purchase Agreement with SpeedIn INC (“SpeedIn”) to purchase 100% of the shares of SpeedIn. Due to its poor operating results, on October 9, 2023, Roxe sold SpeedIn to Immensus LLC, a company owned by our CEO. On November 4, 2023 the Company and Fresh2 Technology entered into a definitive Share Purchase Agreement to purchase 38.61% of the common stock of Roxe.

The Company and its subsidiaries (collectively, the “Group”) provides a business-to-business e-commerce platform focused on connecting Asian food suppliers and restaurants and other retail customers in the U.S.

Effective on July 28, 2023, the Group disposed its multi-cancer screening and detection test business (the “CDA Business”) in the People’s Republic of China (the “PRC” or “China”). The Group determined that the disposal of the CDA Business met the criteria to be classified as a discontinued operation (see Note 4) and, as a result, the CDA business’s historical financial results are reflected in the Group’s unaudited condensed consolidated financial statements as a discontinued operation.

As of June 30, 2023, the details of the Group’s principal subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation/ Acquisition	Place of Incorporation	Major Operation
Changhe Bio-Medical Technology (Yangzhou) Co., Ltd. *	100%	March 2010	the PRC	Cancer screening and detection tests
AnPac Bio-Medical Technology (Lishui) Co., Ltd. (“AnPac Lishui”) *	100%	October 2012	the PRC	Cancer screening detection tests and device manufacturing
AnPac Bio-Medical Technology (Shanghai) Co., Ltd.*	100%	April 2014	the PRC	Cancer screening and detection tests
AnPac Technology USA Co., Ltd. (“AnPac US”) *	100%	September 2015	the U.S.	Clinical trials for research on cancer screening and detection tests
Lishui AnPac Medical Laboratory Co., Ltd.*	100%	July 2016	the PRC	Cancer screening and detection tests
Shiji (Hainan) Medical Technology Ltd.*	100%	March 2013	the PRC	Cancer screening and detection research
Shanghai Muqing AnPac Health Technology Co., Ltd. (“AnPac Muqing”) (i)*	51%	March 2019	the PRC	Cancer screening and detection tests
Anpai (Shanghai) Healthcare Management and Consulting Co., Ltd.*	60%	August 15, 2021	the PRC	Cancer screening and detection tests
Fresh 2 Group Inc	100%	December 27, 2022	the U.S.	B2B e-commerce
Fresh 2 Technology Inc (“Fresh2”)	100%	October 4, 2022	the U.S.	B2B e-commerce
Fresh 2 Logistics Inc.	100%	February 22, 2023	the U.S.	B2B e-commerce
Fresh 2 HF Inc	100%	February 21, 2023	the U.S.	B2B e-commerce
Foodbase Group Inc	100%	January 19, 2023	the U.S.	B2B e-commerce
Fresh 2 EZ Inc	100%	March 3, 2023	the U.S.	B2B e-commerce
Fresh 2 information Inc (ii)	100%	April 12, 2023	the U.S.	B2B e-commerce
Fresh 2 Ecommerce (“Fresh2 Ecommerce”)	100%	February 8, 2023	the U.S.	B2B e-commerce
GISN (HK) Limited (“GISN”)	100%	February 1, 2023	Hongkong, PRC,	B2B e-commerce
Hua You Sheng Future (Beijing) Technology Co., Ltd.	100%	February 1, 2023	PRC	B2B e-commerce
Guanshi Technology (Beijing) Co., Ltd.	100%	February 1, 2023	PRC	Software development

*	Subsidiaries that were sold subsequent to June 30, 2023.
(i)	AnPac Muqing closed business in March 2023
(ii)	On April 12, 2023, the Company, through its subsidiary, Fresh 2 EZ Inc to acquire 100% of equity interest in Fresh 2 information Inc from Roxe Holding Inc, a company controlled by Mr. Haohan Xu, with a nominal price. Fresh 2 information Inc has not begun operation yet.

2. LIQUIDITY AND GOING CONCERN UNCERTAINTIES

The Group’s principal sources of liquidity have been cash generated from financing and operating activities. As of June 30, 2023, the Group had RMB495 (US$68) of cash and cash equivalents and a working capital deficit of RMB34,148 (US$4,710). For the six months ended June 30, 2023, the Group incurred a loss from continuing operations of RMB43,460(US$5,993). For the six months ended June 30, 2023, net cash used in continuing operating activities was RMB35,609 (US$4,910). The above-mentioned facts raise substantial doubt about the Group’s ability to continue as a going concern. In assessing its liquidity, management monitors and analyzes the Group’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. With respect to capital funding requirements, the Group budgeted capital spending based on ongoing assessments of needs to maintain adequate cash. The Group intends to finance its future working capital requirements and capital expenditures from financing activities until the Group’s operating activities generate positive cash flows, if ever. Management expects continued capital financing through debt or equity issuances to support its working capital requirements.

On September 25, 2023, the Company entered into an agreement with an institutional investor to purchase up to US$2,000 of convertible notes, the convertible notes will be sold in two tranches (i) US$400 (original principal amount) of convertible notes, Series C warrants to purchase 258,065 ADSs (or 5,161,300 Class A ordinary shares) at an exercise price equal to 125% of the lower of (a) $1.86 and (b) the lowest daily volume-weighted average price (“VWAP”) for the 10 trading days prior to the exercise date and Series D warrants to purchase up to 283,688 ADSs (or 5,673,760 Class A ordinary shares) at an exercise price equal to the lower of (x) $1.41 and (y) 75.83% of the lowest daily VWAP for the ten (10) trading days immediately prior to the exercise date, subject to adjustment, and (ii) US$1,600 (original principal amount) of convertible notes, 20,645,160 Series C warrants and 22,695,040 Series D warrants. The Company received the first payment of RMB1,697(US$234) from this offering, excluding related financing costs.

The Group can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Group, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Group and its financial statements.

The unaudited condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial reporting and pursuant to the applicable rules and regulations of the SEC pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2023 and 2022 are not necessarily indicative of the results that may be expected for the full year. The information included in this report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Group’s annual financial statements for the fiscal year ended December 31, 2022 filed with the SEC on May 16, 2023.

(b) Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Group. All inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

(c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Areas where management uses subjective judgement include, but are not limited to allowance for doubtful accounts, share-based compensation, deferred tax and uncertain tax position, useful lives of intangible assets and property and equipment, impairment of long-lived assets, goodwill and long-term investments and the purchase price allocation with respect to business combinations. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences could be material to the unaudited condensed consolidated financial statements.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal or use and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(e) Accounts receivable and allowance for credit losses

Accounts receivable represents the amounts that the Group has an unconditional right to consideration and is recorded net of allowance for credit losses.

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group has adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach. The adoption has no material impact to the Company’s consolidated financial statements. The Group estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable are considered impaired and written-off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.

(f) Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.2513 on June 30, 2023, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

(g) Long-term investments

The Group’s long-term investments include equity method investments and equity investments without readily determinable fair values.

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The share of earnings or losses of the investee are recognized in the unaudited condensed consolidated statements of operations and comprehensive loss. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Group assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the unaudited condensed consolidated statements of operations and comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment. No impairment on its long-term investments was recognized for the six months ended June 30, 2022 and 2023.

(h) Business combinations

The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

(i) Asset Acquisition

We evaluate acquisitions pursuant to ASC 805, “Business Combinations,” to determine whether the acquisition should be classified as either an asset acquisition or a business combination. Acquisitions for which substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset or a group of similar identifiable assets are accounted for as an asset acquisition.

For asset acquisitions, a cost accumulation model is used to determine the cost of an asset acquisition. Common stock issued as consideration in an asset acquisition is generally measured based on the acquisition date fair value of the equity interests issued. Direct transaction costs are recognized as part of the cost of an asset acquisition. The cost of an asset acquisition, including transaction costs, are allocated to identifiable assets acquired and liabilities assumed based on a relative fair value basis. Goodwill is not recognized in an asset acquisition. Any difference between the cost of an asset acquisition and the fair value of the net assets acquired is allocated to the non-monetary identifiable assets based on their relative fair values. However, as of the date of acquisition, if certain assets are carried at fair value under other applicable GAAP, the consideration is first allocated to those assets with the remainder allocated to the non-monetary identifiable assets based on relative fair value basis.

(j) Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is not subject to amortization, but rather is evaluated for impairment at least annually. The Group evaluates its goodwill for impairment during the fourth quarter of its fiscal year or more frequently if indicators of potential impairment exist, in accordance with ASC 350, Intangibles - Goodwill and Other. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit (generally defined as the businesses for which financial information is available and reviewed regularly by management) with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment.

In the course of evaluating the potential impairment of goodwill, the Group may perform either a qualitative or a quantitative assessment. The Group’s qualitative assessment of potential impairment may result in the determination that a quantitative impairment analysis is not necessary. Under this elective process, the Group assesses qualitative factors to determine whether the existence of events or circumstances leads the Company to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events and circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative analysis is not required. However, if the Group concludes otherwise, then the Group performs a quantitative impairment analysis.

If the Group either chooses not to perform a qualitative assessment, or the Group chooses to perform a qualitative assessment but is unable to qualitatively conclude that no impairment has occurred, then the Group performs a quantitative evaluation. In the case of a quantitative assessment, the Group estimates the fair value of the reporting unit with which the goodwill that is subject to the quantitative analysis is associated and compares it to the carrying value. If the estimated fair value of a reporting unit is less than its carrying value, the excess is recorded as a goodwill impairment, which is limited to the total amount of goodwill allocated to that reporting unit.

For the six months ended June 30, 2022 and 2023, the Group performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, the Group evaluated all relevant qualitative and quantitative factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, no goodwill impairment was recognized for the six months ended June 30, 2022 and 2023.

(k) Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the unaudited condensed consolidated statements of income and comprehensive income, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

(l) Fair value of financial instruments

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments include cash and cash equivalents, accounts receivables, accounts payable, other receivables, other payables and short-term debt. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

The Group elected the fair value option to account for its convertible loans. The Group engaged an independent valuation firm to perform the valuation. The fair value of the convertible loans as of December 31, 2022 and June 30, 2023 was RMB15 and RMB16 (US$2) calculated using the binomial tree model. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 11 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for convertible loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2022 and June 30, 2023:

	December 31	June 30	June 30
	2022	2023	2023
	RMB	RMB	US$
Opening balance	27,859	15	2
Conversion of convertible loans	(27,739)	—	—
Loss (gain) on change in fair value of convertible loan	(144)	—	—
Other comprehensive income -foreign exchange translations	39	1	—
Total	15	16	2

(m) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years

(n) Intangible assets

The Company’s intangible assets mainly include acquired software from business acquisition and asset acquisition. In business combinations, identifiable intangible assets acquired are measured separately at their fair value as of the acquisition date. For asset acquisitions, the cost of the asset acquisition is allocated to identifiable assets acquired based on a relative fair value basis. Intangible assets with finite lives are carried at cost less accumulated amortization. All intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives.

Intangible assets have estimated useful lives from the date of purchase as follows:

Category	Estimated useful life
Software	5-10 years

(o) Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets, including property and equipment and the intangible assets and for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. No impairment of long-lived assets was recognized for the six months ended June 30, 2022 and 2023, respectively.

(p) Treasury shares

The Company accounts for treasury share using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the unaudited condensed consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid in capital (up to the amount credited to the additional paid in capital upon original issuance of the shares) and retained earnings.

(q) Revenue recognition

The Group applies the ASU 2014-09, Revenue from Contracts with Customers — Topic 606 for its revenue recognition for all periods presented. The majority of the Group’s revenue comes from product sales of Asia food and consumable through its software application (“APP”). Revenue is recognized when the Group satisfies the performance obligations in an amount of consideration to which the Group expects to be entitled to in exchange for those goods. The Group evaluates the presentation of revenue on a gross or net basis based on whether it controls the goods provided to customers and is the principal (i.e., “gross”), or the Group arranges for other parties to provide the goods to the customers and is an agent (i.e., “net”).

The Group sells food and consumable products through its own APP. The Group utilizes external delivery service providers to deliver goods to its customers. The customers pay for the goods in advance. The Group recognizes product sales made through APP on a gross basis because the Group is acting as a principal in these transactions as the Company (i) is responsible for fulfilling the promise to provide the specified goods, (ii) takes on inventory risk and (iii) has discretion in establishing price. Revenues are recognized when control is transferred, which typically happens upon delivery. The Group’s contracts with customer are primarily on a fixed-price basis. Discounts and allowances provided to customers are recognized as a reduction in net sales as control of the products is transferred to customers.

The Group generally allows customers to return non-food items within 30 days of receipt of proof that the products are unused and included in the original package. For food products, the Group does not accept returns. Customers may be qualified to receive a refund for food products received with unacceptable quality within 2 to 30 days from the date of delivery. The Group estimates returns of the products and refund, which are deducted from sales in the period in which the related revenue is recognized. The determination of the Group’s product returns and refund accruals is based on historical experience with the sales of such products. The Group estimates and adjusts these accruals at each balance sheet date in accordance with changes in these factors

Contract balances

Contract assets relate to the Group’s conditional right to consideration for completed performance obligations under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. The Group does not have contract assets for the periods presented. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

Contract liabilities represent considerations received from customers in advance of satisfying the Group’s performance obligations under the contract, which are presented in “advance from customers” in the unaudited condensed consolidated balance sheets. The Group classifies contract liabilities as current based on the timing of when we expect to recognize revenue, which typically occurs within one year. Revenue recognized that was included in contract liabilities at the beginning of the period was nil for the six months ended June 30, 2022 and 2023, respectively. As of December 31, 2022 and June 30, 2023, contract liabilities amounted to nil and RMB479 (US$66), respectively.

Practical expedients

The Group has applied the following practical expedients:

(i)	The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

(ii)	The Group recognizes incremental costs to obtain a contract as expenses when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

(r) Research and development expenses

Research and development expenses primarily are comprised of costs incurred in performing research and development activities, including related personnel and consultant’s compensation, benefits, share-based compensation and related materials and supplies costs. The Group expenses research and development expenses as they are incurred.

(s) Leases

The Group adopted ASU No. 2016-02—Leases (Topic 842) as of January 1, 2022, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities on the consolidated balance sheets. The standard did not materially impact our unaudited condensed consolidated net earnings and cash flows.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group accounts for lease and non-lease components separately. the Group has no finance leases for any of the periods presented.

Prior to the adoption of ASU No. 2016-02, leases were classified at the inception date as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if any of the following conditions exist: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life, or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an occurrence of an obligation at the inception of the lease. The Group has no capital leases for the six months ended June 30, 2022 and 2023.

(t) Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Group’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Group’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annual period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. All warrants outstanding as of June 30, 2023 and December 31, 2022 do not meet the definition of a liability pursuant to ASC 480 and meet all of the requirements for equity classification under ASC 815 and therefore, classified as equity.

(u) Share-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”). In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Group’s share-based awards were classified as equity awards and are recognized in the unaudited condensed consolidated financial statements based on their grant date fair values.

The Group has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. The Group accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Black-Scholes Model were applied in determining the estimated fair value of the options granted to employees and non-employees.

(v) Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the unaudited condensed consolidated statements of operations and comprehensive loss as income tax expenses.

For the six months ended June 30, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits. The Group does not believe that its uncertain tax benefits position will materially change over the next twelve months.

(w) Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation differences, and is presented in the unaudited condensed consolidated statements of operations and comprehensive loss.

(x) Segment reporting

After the Group discontinued CDA business, the Group operates and manages its business as a single segment and the Group’s primary revenue are generated in the U.S. The Group has only one reportable segment for the six months ended June 30, 2023, in accordance with ASC 280, Segment Reporting. The Group’s Chief Executive Officer is the chief operating decision-maker that review the unaudited condensed consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole.

(y) Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings per Share. Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury share method. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Basic and diluted loss per ordinary share is presented in the Group’s unaudited condensed consolidated statements of operations and comprehensive loss.

The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B ordinary shares are identical, except with respect to voting. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis. For the six months ended June 30, 2022 and 2023, the net loss per share amounts are the same for Class A and Class B common ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The Group did not include share options, convertible debt and warrants in the computation of diluted earnings per share for the six months ended June 30, 2022 and 2023, because those were anti-dilutive for loss per share.

(z) Risks, Uncertainties and Concentrations

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivables. As of December 31, 2022 and June 30, 2023, the aggregate amounts of cash and cash equivalents of RMB14 and RMB62 (US$9), respectively, were held at major financial institutions located in the PRC and RMB1 and RMB268 (US$37), respectively, were deposited at banks located in U.S. and covered by the FDIC insurance program. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. There is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each PRC bank.

As of December 31, 2022, no customer accounted for more than 10% of total accounts receivables. As of June 30, 2023, four customers accounted for 37%, 20%, 19% and 16% of total accounts receivables. The risk is mitigated by credit evaluations the Group performs on its customers.

Business, customer, supplier, political and economic risks

The Group’s e-commerce food-related business has a limited operating history. The recently acquired operations are subject to all of the risks inherent in the initial expenses, challenges, complications, and delays frequently encountered in connection with the formation of any new business.

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; intellectual property considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

For the six months ended June 30, 2022, no customer accounted for more than 10% of the total revenues, respectively. For the six months ended June 30, 2023, the Group had one customer that accounted for 16% of total revenues.

For the six months ended June 30, 2022, no supplier accounted for more than for 10% of total cost of revenues. For the six months ended June 30, 2023, two suppliers that accounted for 22% and 22% of total cost of revenues, respectively.

As of December 31, 2022, no supplier accounted for more than 10% of total accounts payables As of June 30, 2023, three suppliers accounted for 25%, 14%and 12% of total accounts payables, respectively.

(aa) Recent accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective January 1, 2024, for the Group. Early adoption is permitted. Management is currently evaluating the effect of the adoption of ASU 2020-06 on the unaudited condensed consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for fiscal years beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Group does not expect the adoption of ASU 2021-04 will have a material effect on the unaudited condensed consolidated financial statements.

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies that the Group adopts as of the specified effective date. Unless otherwise discussed, the Group does not believe that the impact of recently issued standards that are not yet effective will have a material impact on its financial position or results of operations upon adoption.

4. ACQUSITIONS

Business Combinations

The Group accounted the following acquisitions as business combinations in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material.

GISN acquisition

On January 28, 2023, the Company, through its subsidiary Fresh2, entered into a Share Purchase Agreement to acquire GISN (HK) LIMITED, a Hong Kong corporation (“GISN”). GISN and its subsidiaries provide technical solution and outsourcing consulting services provider focused on the digital, internet and Web 3 business transformation for start-ups and traditional enterprises. This acquisition is a critical initiative for the Group’s efficiency in its e-commerce operations. The acquisition closed on February 1, 2023. The Company issued 8,785,530 Class A ordinary shares with fair value of RMB25,938 (US$3,848) to purchase all the issued and outstanding equity interest of GISN.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed for the combined entities at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Group:

Amount
RMB

Total consideration	25,938

Assets acquired and liabilities assumed:
Cash acquired	1,028
Accounts receivable	100
Accounts receivable-related parties	12,073
Other current assets	123
Right of use assets	283
Property and equipment	1,573
Intangible assets	11,233
Advance from customer	(1,013)
Accrued expenses and other current liabilities	(13,705)
Lease liabilities	(239)
Deferred tax liability	(2,808)
Total net assets acquired	8,648
Goodwill	17,290

The intangible assets are mainly attributable to software acquired through the acquisition, which are amortized over 10 years.

The following unaudited pro forma summary presents consolidated information of the Group as of the business combination had occurred on January 1, 2022.

	Unaudited Pro Forma
	For the six months ended June 30,
	2022	2023
	RMB	RMB
Revenue	10,149	4,936

Net losses	51,322	(71,405)

For the six months ended June 30, 2023, the revenue contributed by GISN was RMB677 (US$93), which was included in the Group’s consolidated statement of operation and comprehensive loss.

Fresh2 acquisition

On February 7, 2023, the Company, through its subsidiary Fresh2, entered into a Share Purchase Agreement (the “Ecommerce Agreement”) to acquire Fresh 2 Ecommerce Inc, a Delaware corporation (“Fresh2 Ecommerce”), from Mr. Haohan Xu, the Company’s Co-CEO and Co-Chairman of the board of directors. Fresh2 Ecommerce is a business-to-business e-commerce platform focused on connecting Asian food suppliers and restaurants well as other retail customers in the U.S. Fresh2 Ecommerce provides an online direct selling platform for food suppliers such as food companies, manufacturers, agents, importers, and wholesalers to restaurants and other retail customers. The acquisition was closed on February 8, 2023. The Company issued 5,440,420 Class A ordinary shares with fair value of RMB17,304 (US$2,549) to acquire all the issued and outstanding equity interests in Fresh2 Ecommerce.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed for the combined entities at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Group:

Amount
RMB

Total consideration	17,304

Assets acquired and liabilities assumed:
Cash acquired	71
Other current assets	938
Accounts payables	(950)
Accrued expenses and other current liabilities	(72)
Total net assets acquired	(13)
Goodwill	17,317

None of the goodwill is expected to be deductible for income tax purposes. For the six months ended June 30, 2023, Fresh2 Ecommerce contributed revenue of 199 and loss of 86 to the group from February 8, 2023 to June 30, 2023. Pro forma results reflecting this transaction were not presented because it is not significant to the Group’s consolidated financial results.

Asset acquisition

On March 31, 2023, the Group closed an asset purchase with Easy Hundred Inc. (“Easy Hundred”), a U.S.-based e-commerce startup company in the foodservice industry. Pursuant to the Asset Purchase Agreement (the “EZ Agreement”), the Group acquired certain fixed assets of Easy Hundred and Easy Hundred’s intellectual property relating to ez100, 2Supply and 100WAY systems with total consideration consisting of RMB5,013(US$730) in cash and 17,665,702 Class A ordinary shares of the Company. The fair value of the shares issued was RMB25,720 (US$3,745).

The following table summarizes the fair value of the identifiable assets:

Amount
RMB
Property and equipment- furniture, fixtures and equipment	160
Property and equipment- motor vehicles	434
Intangible assets- software*	30,139
Total consideration	30,733

*	Intangible assets refer to intellectual property relating to ez100, 2Supply and 100WAY systems.

5. DISCONTINUED OPERATION

In July, 2023, the Board approved the sale of its early cancer screening and detection business (the “CDA Business”), comprised of (i) AnPac Bio-Medical Technology (Lishui) Co., Ltd. (“AnPac Lishui”), a subsidiary based in Lishui, China, (ii) Anpac Technology USA CO., LTD. (“AnPac USA”), a subsidiary based in Pennsylvania and California, and (iii) Changhe Bio-Medical Technology (Yangzhou) Co., Ltd.(“Changhe”), a subsidiary based in Yangzhou, China. Accordingly, on July 28, 2023, the Group entered into Share purchase agreements with New-Horizon Bio-Medical Science Co., Ltd. (“New-Horizon”), a Hong Kong company focused on bio-medical technology, under which the Group agreed to sell 100% of the shares of AnPac Lishui and AnPac USA, which had experienced significant financial losses in its operations and are not expected to achieve a breakeven point in the immediate future, to New-Horizon in consideration of nil and nil, respectively. In addition, on July 28, 2023, the Group entered into a share purchase agreement with Ningkasai Technology (Shanghai) Co., Ltd. (“Ningkasai”), a PRC high-tech company specialized in nanotechnologies for life science applications, under which the Group agreed to sell 100% of the shares of Changhe, to Ningkasai for no consideration. The closing is expected to take place in November 2023.

The Group determined that the disposal of CDA Business met the criteria to be classified as a discontinued operation and, as a result, CDA business’s historical financial results are reflected in the Group’s unaudited condensed consolidated financial statements as a discontinued operation. The disposal of CDA Business represents a strategic shift that has a significant effect on the Group’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities held for sale, while results of operations related to the discontinued operations, including comparatives, were retroactively reported as income (loss) from discontinued operations for the six months ended June 30, 2022 and 2023, respectively.

In connection with the disposal of CDA business, the Group also sold its 70% equity interest in Changwei System Technology (Shanghai) Co., Ltd (“Changwei”) to Jiaxing Changxin Enterprise Management, LLP (“Changxin”) in consideration of US$350 (RMB2,538) and sold the remaining 29% equity interest in Changwei to Shanghai Yiyou Investment Management Co., LTD (“Yiyou”) in consideration of US$150 (RMB1,088). Yiyou further entered into an arrangement with Changxin and Ms. Ruoou Ying, pursuant to which the Group agreed to transfer 29% of Changwei’s shares to Changxin and 1% of the shares to Ms. Ruoou Ying (the “Changwei disposal”). The Group received the consideration in aggregated of RMB3,626 (US$500) from the Changwei disposal. This transaction was a sale to related parties. Ms. Ruoou Ying held the position of Supervisor at Anpac Lishui, while Changxin was under the common control of Ms. Ruoou Ying and Mr. Chris Yu, the Co-Founder and Co-Chairman of the Company. Loss from disposal of Changwei amounted to RMB16,724 (US$2,307) and was included in net loss from discontinued operations. This transaction was a sale to related parties. Ms. Ruoou Ying held the position of Supervisor at Anpac Lishui, while Changxin was under the common control of Ms. Ruoou Ying and Mr. Chris Yu, the Co-Founder and Co-Chairman of the Company.

The results of discontinued operations for the six months ended June 30, 2022 and 2023 were as follows:

	Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Revenues:
Revenues-third parties	3,972	2,937	405
Revenues-related parties	1,241	91	13
Total revenues	5,213	3,028	418
Cost of revenues	(1,832)	(1,292)	(178)
Gross Profit	3,381	1,736	240
Operating expenses:
Selling and marketing expenses	(4,894)	(3,872)	(534)
General and administrative expenses	(15,629)	(8,593)	(1,185)
Research and development expenses	(4,330)	(3,438)	(474)
Impairment of intangible assets	(7,911)	—	—
Impairment of goodwill	(12,758)	—	—
Loss from operations	(42,141)	(14,167)	(1,953)
Non-operating income and expenses:
Interest expense, net	(161)	(81)	(11)
Foreign exchange gain, net	7	9	1
Share of net loss in equity method investments	(87)	(88)	(12)
Other income, net	472	3,106	428
Loss from operations for discontinued operations	(41,910)	(11,221)	(1,547)
Loss from disposal of a subsidiary	—	(16,724)	(2,307)
Loss from discontinued operations before income taxes	(41,910)	(27,945)	(3,854)
Income tax benefit	2,130	—	—
Net Loss from discontinued operations	(39,780)	(27,945)	(3,854)

Assets and liabilities of the discontinued operations:

	December 31	June 30	June 30
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,854	319	44
Prepayment	2,692	1,334	184
Accounts receivable, net	2,235	3,318	458
Amounts due from related parties, net	2,194	684	94
Inventories, net	210	178	25
Other current assets, net	3,448	3,944	543
Total current assets held for sale	12,633	9,777	1,348

Property and equipment, net	17,182	15,746	2,171
Land use rights, net	1,111	1,097	151
Intangible assets, net	185	271	37
Goodwill
Right of use assets	7,213	2,088	288
Long-term investments, net	1,079	991	138
Total noncurrent assets held for sale	26,770	20,193	2,785
TOTAL ASSETS HELD FOR SALE	39,403	29,970	4,133

LIABILITIES
Current liabilities:
Short-term debts	5,000	5,000	690
Accounts payable	2,108	2,012	277
Advance from customers	4,956	7,800	1,076
Amounts due to related parties	2,280	1,079	149
Lease liability-current	784	1,042	144
Accrued expenses and other current liabilities	18,386	16,488	2,273
Total current liabilities held for sale	33,514	33,421	4,609
Deferred tax liabilities
Lease liability-non-current	6,515	1,368	189
Other long-term liabilities	1,080	1,066	147
Total noncurrent liabilities held for sale	7,595	2,434	336
TOTAL LIABILITIES HELD FOR SALE	41,109	35,855	4,945

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable as of December 31, 2022 and June 30, 2023 were as follows:

	December 31
	2022	June 30 2023
	RMB	RMB	US$

Accounts receivable	—	270	37
Allowance for credit losses	—	—	—
Balance at end of year	—	270	37

7. OTHER CURRENT ASSETS, NET

Other current assets consist of the following:

	December 31,
	2022	June 30, 2023
	RMB	RMB	US$
Deposits	—	154	21
Receivable from private placement investors	—	260	36
Loan to third-parties	422	444	61
Total	422	858	118
Allowance for credit losses	(422)	(444)	(61)
Other current assets, net	—	414	57

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,
	2022	June 30 2023
	RMB	RMB	US$
Furniture, fixtures and equipment	—	3,255	448
Motor vehicles	—	2,007	277
Total	—	5,262	725
Less: accumulated depreciation	—	(953)	(131)
Property and equipment, net	—	4,309	594

Depreciation expense was nil and RMB449 (US$62) for the six months ended June 30, 2022 and June 30, 2023, respectively. No impairment charges were recognized on the property and equipment for the six months ended June 30, 2022 and 2023.

9. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31,
	2022	June 30 2023
	RMB	RMB	US$
Software	—	47,798	6,592
Total	—	47,798	6,592
Less: accumulated amortization	—	(2,629)	(363)
Intangible assets, net	—	45,169	6,229

Amortization expense for six months ended June 30, 2022 and 2023 amounted to nil and RMB2,511 (US$346), respectively. The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Twelve months ending June 30,	RMB
2024	8,351
2025	8,351
2026	8,351
2027	8,351
2028	6,226
Thereafter	5,539
Total	45,169

10. LONG-TERM INVESTMENTS, NET

Long-term investments, net consisted of the following:

	December 31,
	2022	June 30, 2023
	RMB	RMB	US$
Equity method investments
Advanced Life Therapeutics Co., Ltd. (“Advanced Life”)	—	—	—
Nassau Enterprises LLC (“Nassau”).	—	39,783	5,486
Total	—	39,783	5,486
Less: Impairment	—	—	—
Long-term investments, net	—	39,783	5,486

Equity method investments

Advanced Life

On May 15, 2021, the Company and other third parties established Advanced Life Therapeutics Co., Ltd. (“Advanced Life”), of which the Company owned a 40% equity interest in its registered capital. The Company has not made any capital contribution as yet because Advanced Life has not commenced its intended operations. The Group accounts for Advanced Life as long-term investment under the equity method, there’s no carrying value of this investment. Subsequently, the Board has approved the disposition of the 40% of equity interest in Advanced Life to a company controlled by Mr. Chris Yu at a nominal price on October 18, 2023.

Nassau

On May 24, 2023, the Company, through its subsidiary Foodbase Group Inc. (“Foodbase”), entered into a purchase agreement (the “Nassau Investment Agreement”) with Mr. Haohan Xu (“Mr. Xu”), the CEO of the Company, and Nassau Enterprises LLC, a Delaware limited liability company that was established to engage in real estate development (“Nassau”). Mr. Xu was the sole shareholder and CEO of Nassau prior to the Company’s investment. The Group’s investment in Nassau consisted of a capital injection of RMB39,882 (US$5,500) and a nominal payment to Mr. Xu to acquire 19.64% of the equity interests in Nassau. The transaction closed on May 24, 2023. After the closing, Mr. Xu holds 8,036 voting units in Nassau, representing 80.36% of the outstanding equity interests in Nassau. The Group can exercise significant influence on the management and operation of Nassau. The Group accounts for its investment in Nassau as long-term investment under the equity method. Nassau through its subsidiary intends to develop, market and sell real estate in Savannah Lakes Village (“SLV Project”) and to utilize an EB-5 program to finance the development of the SLV Project, which is expected to provide alternative financing for the Company’s growth.

The Group recorded its share of loss in this investment of RMB95 (US$13) for the six months ended June 30, 2023.

11. SHORT-TERM DEBTS

	December 31,
	2022	June 30, 2023
	RMB	RMB	US$
Convertible loan (“CL”) (i)	15	16	2
Total	15	16	2

(i)	On July 22, 2021, the Company issued convertible debentures (the “Convertible Debentures”) to certain investors in a registered direct offering in an aggregate principal amount of US$3,014 (RMB20,788) for the discounted price of US$2,740 (RMB18,898). The Convertible Debentures were originally due in one year and bear interest of 0% per annum if the conversion feature is not triggered. Pursuant to the agreement, the conversion price is lower of (i) US$15 or (ii) the lower of 82% of the closing bid price or 80% of VWAP of the Company’s ADSs during the ten consecutive trading days immediately preceding conversion, but not lower than a Floor Price of US$1 (the “floor price”). Due to significant drop of the ADS market price in 2022, the debenture holders and the Company renegotiated the Floor Price. On February 5, 2022, the Company entered into an amendment agreement, pursuant to which the Floor Price was reduced to US$0.10 per Class A Ordinary Share. The Company has elected to recognize the Convertible Debentures at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Convertible Debentures were partially converted into 114,234 shares on December 10, 2021. The fair value of the Convertible Debentures loan immediately prior to conversion was assessed at RMB1,321. Substantially all of the remaining outstanding Convertible Debentures were converted into 4,842,197 Class A ordinary shares (refer to Note 14) on March 16, 2022. The fair value of the Convertible Debentures on March 16, 2022 immediately prior to conversion was assessed at RMB22,237. As of June 30, 2023, the fair value of the outstanding balance of the Convertible Debentures was RMB16 (US$2).

For the six months ended June 30, 2022 and 2023, the Company recognized change in fair value of the Convertible Debenture of RMB139 and nil, respectively.

12. LEASES

The Group has several operating leases for offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective on January 1, 2022, the Group adopted the new lease accounting standard using a modified retrospective transition method which allowed the Group not to recast comparative periods presented in its consolidated financial statements. In addition, the Group elected the package of practical expedients, which allowed the Group to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Group has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Group combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of January 1, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Supplemental balance sheet information related to operating leases was as follows:

	December 31,
	2022	June 30, 2023
	RMB	RMB	US$

Right-of-use assets, net	—	223	31

Operating lease liabilities - current	—	148	20
Operating lease liabilities - non-current	—	37	5
Total operating lease liabilities	—	185	25

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2023:

Weighted average remaining lease term (years)	1.51
Weighted average discount rate	4.75%

The following is a schedule of maturities of lease liabilities are as follows:

Twelve months ending June 30,	RMB
2024	150
2025	37
Total future minimum lease payments	187
Less: imputed interest	(2)
Total	185

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2022	June 30, 2023
	RMB	RMB	US$
Salary and welfare payable	1,740	9,312	1,283
Accrued expenses (1)	5,762	9,057	1,249
Payable for property and equipment	—	2,301	318
Other payables	33	4,089	564
Total	7,535	24,759	3,414

(1):	the accrued expenses mainly consist of accrued professional fees.

14. SHAREHOLDERS’ EQUITY

Ordinary Shares

On October 14, 2022, the Company amended and restated its memorandum and articles of association to increase the maximum number of authorized shares to 150,000,000 shares divided into 120,000,000 class A ordinary shares with a par value of US$0.01 each and 30,000,000 class B ordinary shares with a par value of US$0.01 each.

On February 14, 2023, the Company amended and restated its memorandum and articles of association to increase the maximum number of authorized shares from 150,000,000 shares to 2,430,000,000 shares divided into 2,400,000,000 Class A Ordinary Shares with a par value of US$0.01 each and 30,000,000 Class B Ordinary Shares with a par value of US$0.01 each.

As of December 31, 2022 and June 30, 2023, 79,536,589 and 176,070,465 Class A ordinary shares were issued and outstanding, respectively. As of December 31, 2022 and June 30, 2023, 3,573,100 and 3,573,100 Class B ordinary shares were issued and outstanding.

Completion of IPO

On January 30, 2020, the Company completed its IPO on the Nasdaq Share Exchange. In November 2022, the Company adopted an ordinary share / ADS ratio change from one (1) Class ‘A’ ordinary share being equal to one (1) ADS to 20 Class ‘A’ ordinary shares being equal to one (1) ADS).

Conversion of convertible loans

On July 22, 2021, the Company issued convertible debentures (the “Convertible Debentures”) to certain investors in a registered direct offering in an aggregate principal amount of US$3,014 (RMB20,788) for the discounted price of US$2,740 (RMB18,898). The Convertible Debentures were partially converted into 114,234 Class ‘A’ ordinary shares on December 10, 2021. On March 16, 2022, substantially all of the remaining outstanding Convertible Debentures were converted into 4,842,197 Class A ordinary shares. The fair value of the Convertible Debentures on March 16, 2022 immediately prior to conversion was assessed at RMB22,237. As of June 30, 2023, the fair value of the outstanding balance of the Convertible Debentures was RMB16 (US$2).

On May 31, 2021, the Company issued a convertible note in the principal amount of RMB4,479 to Ascent Investor Relations Inc., (“Ascent”) for public relations services rendered. The convertible note was fully converted into 3,232,397 Class A ordinary shares with conversion prices ranging from US$0.16-0.33 per share by April 27, 2022. The fair value of the convertible note immediately prior to conversion was assessed at RMB5,502.

Shares issued for services

On June 1, 2022, the Company entered into a service agreement with a public relations firm. Pursuant to the service agreement, the Group was required to pay US$50 as compensation for the public relations services. On June 10, 2022, the Company issued 187,094 class A ordinary shares for the services. The fair value of the PR services was RMB359 (US$54) determined based on the Company’s ADS market price on June 10, 2022.

On August 31, 2022, the Company granted 140,000 class A ordinary shares to two employees as bonuses that vested immediately upon grant. On September 16, 2022, the Company issued the 140,000 class A ordinary shares. The fair value of the bonuses was RMB1,341 (US$195) determined based on the Company’s ADS market price on August 31, 2022.

On April 20, 2023, the Company entered into a service agreement with a finance service firm, Pursuant to the service agreement, the Company was required to pay 3,500,000 Class A ordinary shares for the service. On May 11, 2023, the Company issued 3,500,000 Class A ordinary shares to the finance service firm. The fair value of the services was RMB6,385 (US$919) determined based on the Company’s ADS market price on May 11, 2023.

Shares issued for reserve

As of December 31, 2022, the Group had 1,322,853 Class A ordinary shares held in an escrow account as reserve solely for potential convertible loans conversion. During the six months ended June 30, 2023, of 22,000,000 Class A ordinary shares issued in a private placement on June 9, 2023, 2,500,000 class A ordinary shares were subsequently recalled and cancelled on October 30, 2023 due to the inability to timely collect the funds from the investor. Such 2,500,000 class A ordinary shares were included as the shares held as a reserve and not included in the calculation of loss per share. As of June 30, 2023, 3,822,853 Class A ordinary shares were held in an escrow account as a reserve.

Private placements

On March 16, 2022, the Company entered into a share subscription agreement with a third-party investor, pursuant to which the Company issued 1,235,788 Class A ordinary shares at price of US$0.2563 per share to the investor (the “March 16, 2022 private placement”). In addition, the Company also issued pre-funded warrants to purchase an aggregate of 4,226,135 of Class A ordinary shares for US$0.2563 per share to the investor, equal to the exercise price minus US$0.00001 for the pre-funded warrants. Total gross proceeds of RMB9,395 (US$1,400) was received on May 19, 2022. 2,584,900 pre-funded warrants were exercised during the six months ended June 30, 2023; the remaining pre-funded warrants were exercised on July 13, 2023.

On March 29, 2022, the Company entered into a share subscription agreement with a third-party Chinese investor, pursuant to which the Company issued 654,622 Class A ordinary shares at price of US$0.35 to the investor and received gross proceeds of RMB1,500 (US$232) on March 30, 2022.

On May 27, 2022, the Company entered into investment agreements with nine third-party investors. The investors agreed to invest up to RMB20,094 (US$3,000) to purchase Class A ordinary shares, at a purchase price of the lower of (i) $0.30 per ADS (the equivalent of 1 Class A ordinary share) and (ii) 80% of the average ten-day trading closing price of the ADSs (the equivalent of 1 Class A ordinary share) for the ten consecutive day trading period ended on the date of investment agreement. On May 27, 2022 and May 30, 2022, the Company issued 6,229,235 and 6,263,048 Class A ordinary shares to the investors, respectively. In addition, warrants to purchase (i) an aggregate of 3,000,000 Class A ordinary shares for US$0.4 per share, (ii) an aggregate of 1,200,000 Class A ordinary shares for US$0.75 per share (ADS), and (iii) an aggregate of 750,000 Class A ordinary shares (ADS) for US$1.2 per share were issued to the investors. No warrants were excised during the year ended December 31, 2022. On September 2, 2022, three of the investors in the Company’s May 2022 private placements filed an action against the Company in the State of Delaware Court of Chancery captioned Chen Wenge, et al. v. Fresh2 Group Limited, C.A. No. 2022-0779-PAF. The Plaintiffs sued the Company for breaches of the investment agreements. The plaintiffs claimed that the entry into certain investment agreements and a merger agreement breached or would breach the terms of the plaintiffs’ (and several other investors’) securities purchase agreements, including a right of first refusal and a prohibition against certain acquisitions and changes of business. The Court issued a temporary restraining order concerning enforcement of the private placements on September 3, 2022, amended the temporary restraining order on September 9, 2022, and further amended the temporary restraining order on September 23, 2022 (“TRO”). In order to settle the litigation, the Company entered into a share repurchase agreement with the three plaintiffs, and all the other investors in the May 2022 private placements on October 15, 2022. The Company agreed to repurchase 12,492,283 Class A ordinary shares and warrants to purchase a total of 2,475,000 Class A ordinary shares from the nine investors for total consideration of RMB11,003(US$1,507). The Company fully settled the litigation on October 27, 2022. In connection with the settlement, Yuyang Cui and Jiawen Kang resigned from our board of directors of the Company and Yuyang Cui resigned as Co-CEO of the Company. The repurchased warrants were canceled and the repurchased Class A ordinary shares are treated a treasury shares as of December 31, 2022. The treasury shares were canceled on January 19, 2023.

On September 2, 2022, the Company entered into investment agreements with three third-party investors (the “September 2, 2022 private placement”). The investors agreed to purchase an aggregate of 5,000,000 Class A ordinary shares at price of US$0.1 per share and warrants to purchase an aggregate of 5,000,000 Class A ordinary shares at an exercise price of US$0.4 per share for RMB3,613. The warrants are exercisable within 2 years from the date of issuance. Total gross proceeds of RMB3,613 was received in September, 2022. No warrants were excised during the year ended December 31, 2022 and six months ended June 30, 2023.

On September 26, 2022, the Company entered into investment agreements with nine third-party investors, pursuant to which the Company issued 36,729,613 Class A ordinary Shares at price of US$0.10 per share to the investors and received gross proceeds of RMB26,410 (US$3,660) during the period October 2022 to November 2022.

In December 2022 and March 2023, the Company signed investment agreements with several third-party investors (the “March 2023 private placement”) to sell 30,885,707 Class A ordinary shares of the Company at a price of US$0.175 per share for a total purchase price of US$5,405. Proceeds of RMB36,608 (US$5,369) were received by June 30, 2023 and the remaining balance subsequently was received on August 10, 2023. For each Class A ordinary share purchased, the investors received two warrants with each warrant to purchase one Class A ordinary share at an exercise price of US$0.21 per share. The warrants are exercisable within 2 years from the date of issuance. No warrants were exercised during the six months ended June 30, 2023.

On April 6, 2023, the Company closed a registered direct offering (the “April 2023 private placement”), the Company sold to the institutional investors a total of 12,500,000 Class A ordinary shares priced at $0.2 per ordinary share, pre-funded warrants exercisable for 2,500,000 Class A ordinary shares and warrants exercisable for 15,000,000 Class A ordinary shares. The purchase price of each pre-funded warrant is equal to the offering price per Class A ordinary shares, minus $0.00005, and the exercise price of each pre-funded warrant is equal $0.00005 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. The warrants are immediately exercisable and expire five (5) years from the original issuance date and have an exercise price of $0.2 per Class A ordinary shares. The Company also issued to Univest Securities, LLC, which acted as the sole placement agent for the offering, warrants exercisable for 750,000 Class A ordinary shares, with an exercise price of $0.24 per share. The net proceeds to the Company from the registered direct offering were RMB17,238 (US$2,510) after deducting the placement agent’s fees and other offering expenses. No pre-funded warrants were exercised during the six months ended June 30, 2023, and 5,000,000 warrants were exercised with proceeds of RMB6,911(US$1,000) during the six months ended June 30, 2023.

On June 2, 2023, the Company entered into an agreement with an investor, under which the investor agreed to purchase 22,000,000 Class A ordinary shares and warrants to purchase 22,000,000 Class A ordinary shares at an aggregate purchase price of US$4,400 (the “June 2023 private placement”). The warrants are exercisable within 2 years from the date of issuance and have an exercise price of US$0.21 per share. On June 9, 2023, the Company issued 22,000,000 Class A ordinary shares to the investor, proceeds of RMB27,797 (US$3,900) were received by June 30, 2023. Due to inability to timely collect the remaining proceeds of RMB3,564(US$500) from the investor, the corresponding 2,500,000 shares was recalled and cancelled on October 30, 2023, subsequently. No warrants were exercised during the six months ended June 30, 2023.

Shares issued for acquisitions

In connection with the GISN acquisition on February 1, 2023, the Company issued 8,785,530 Class A shares to the original shareholders of GISN as consideration of 100% equity interest. The fair value of the shares issued amounted to RMB25,938(US$3,848).

In connection of the Fresh2 acquisition on February 8, 2023, the Company issued 5,440,420 Class A shares to the original shareholders of Fresh ecommerce as consideration of 100% equity interest. The fair value of the shares issued amounted to RMB17,304(US$2,549).

In connection of the assets acquisition from Easy Hundred on March 31, 2023, the Company issued 17,665,702 Class A shares to Easy Hundred as consideration. The fair value of the shares issued amounted to RMB25,720(US$3,745).

Warrants

As of June 30, 2023, there were 103,702,658 warrants outstanding. A summary of warrants activity for the six months ended June 30 2023 was as follows:

		Weighted average exercise price per share	Weighted
	Number of warrants	US$ per share	average life Years	Expiration dates
Balance of warrants outstanding and exercisable as of December 31, 2022	9,266,135	0.24	1.85 to unlimited	August 31, 2024 to unlimited
—warrants issued in connection with the March 2023 private placement	61,771,423	0.21	1.58 to 1.96	February 3, 2025 to June 16, 2025
—warrants issued in connection with the April 2023 private placement	18,250,000	0.00001-0.24	1.75 to Unlimited	March 31, 2025 to unlimited
—warrants issued in connection with the June 2023 private placement	22,000,000	0.21	1.95	June 9, 2025
Exercised	(7,584,900)	0.00001-0.2
Balance of warrants outstanding and exercisable as of June 30, 2023	103,702,658	0.21	1.96 to unlimited	August 31, 2024 to unlimited

15. SHARE BASED COMPENSATION

On October 31, 2019, the Board and the Company’s shareholders approved the 2019 Share Incentive Plan (“2019 Plan”) which authorized the compensation committee or such other committee to grant share options to purchase 1,105,300 Class A ordinary shares to directors, service providers, advisors, employees and consultants of the Group. On July 5, 2021, the Board and the Compensation Committee of the Board approved the Amended and Restated 2019 Plan increasing the number of Class A ordinary shares subject to the 2019 Plan to 1,885,300 shares. As of June 30, 2023, no shares remain available to be issued under the Amended and Restated 2019 Plan. On April 14, 2022, the Company’s Board approved and adopted the 2022 Share Incentive Plan (the “2022 Plan”) providing for the grant of options to purchase 2,800,000 Class A ordinary shares. On August 28, 2022, the Board and the Compensation Committee of the Board approved the Amended and Restated 2022 Plan increasing the number of Class A ordinary shares subject to the 2022 Plan to 4,700,000 shares. These options were granted to employees and professionals during 2022 and 2023 and will vest over four years. As of June 30, 2023, options to purchase 182,593 Class A ordinary shares remain available to be issued under the 2022 Plan.

On January 6, 2023, the Company’s Board approved and adopted the 2023 Share Incentive Plan (the “2023 Plan”) providing for the grant of restricted share unit (“RSU”) of 4,000,000 Class A ordinary shares. On March 10, 2023, the Board and the Compensation Committee of the Board approved an amended to the 2023 Plan increasing the number of Class A ordinary shares subject to the 2023 Plan to 13,000,000 shares. On August 23, 2023, the Board and the Compensation Committee of the Board further approved a further amendment to 2023 Plan increasing the number of Class A ordinary shares subject to the 2023 Plan to 41,000,000 shares These RSU are to be granted to employees and professionals. During the six months ended June 30, 2023, the Company issued 12,779,670 RSUs to that can be converted to Class A ordinary shares upon vesting to employees, directors and officers the Group under the 2023 Plan. The aggregate fair value of the RSUs granted was RMB32,310 (US$4,456). These RSUs vest over 1-4 years based on the related granted agreements. During six months ended June 30, 2023, 458,452 RSUs was forfeited and none vested. As of June 30, 2023, the Company had 12,321,218 RSUs outstanding. For the six months ended June 30, 2023, the Company recorded related share-based compensation expense of RMB2,872 (US$396).

Employees-options

The options granted to employees are measured based on the grant date fair value of the equity instrument. They are accounted for as equity awards and contain only service vesting conditions. The following table summarized the Group’s employee share option activities:

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining	Aggregate
	Number of	Exercise	Grant date	Contractual	Intrinsic
	Options	Price	Fair Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Share options outstanding at December 31, 2022	2,334,906	1.69	5.08	8.05	452
Granted	—	—	—	—	—
Exercised	(13,900)	0.05	0.05	0.22	—
Share options outstanding at June 30, 2023	2,321,006	1.70	2.32	7.54	306
Vested and exercisable at June 30, 2023	2,199,006	1.41	2.08	7.54	306

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date for those awards that had exercise price below the estimated fair value of the relevant Class A ordinary shares.

For the six months ended June 30, 2022 and 2023, the total fair value of the equity awards vested were RMB2,962 and RMB894 (US$123) respectively. As of June 30, 2023, there was RMB2,525 (USD$348) in total unrecognized employee share-based compensation expense related to unvested options, that may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost may be recognized over a weighted-average period of 0.6 years.

Nonemployees-options

The options granted to nonemployees are measured based on the grant date fair value of the equity instrument. They are accounted for as equity awards with service and/or performance vesting conditions. The following table summarized the Group’s nonemployee share option activity:

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining	Aggregate
	Number of	Exercise	Grant date	Contractual	Intrinsic
	Options	Price	Fair Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Share options outstanding at December 31, 2022	2,651,700	0.86	0.85	9.27	532
Granted	—	—	—	—	—
Exercised	(650,000)	0.05	0.05	0.22	—
Forfeited	(20,000)	—	—	—	—
Share options outstanding at June 30, 2023	1,981,700	1.13	1.04	8.74	315
Vested and exercisable at June 30, 2023	1,981,700	1.13	1.00	8.74	315

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Class A ordinary shares.

The total fair value of the equity awards vested during the six months ended June 30, 2022 and 2023 were RMB1,566 and nil, respectively. There was no unrecognized nonemployee share-based compensation expenses as of June 30, 2023.

Fair value of options

The Group used the Black-Scholes simplified method for the valuation of new options issued during the six months ended June 30, 2022 and 2023. The assumptions used to value the share options granted to employees and nonemployee were as follows:

	For the six months ended June 30,
	2022	2023
Risk-free interest rate	0.34%	—%
Expected volatility range	100.2%	—%
Fair market value per ordinary share as at grant dates	US$0.29	—

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Selling and marketing expenses	705	1,712	236
Research and development expenses	1,263	818	113
General and administrative expenses	2,560	1,236	170
Total share-based compensation expenses	4,528	3,766	519

16. INCOME TAXES

BVI

The Company is incorporated in the BVI and conducts its primary business operations through the subsidiaries in the U.S. and PRC Under the current laws of the BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

GISN (HK) Limited is a holding company registered in Hong Kong and had no operating profit and no taxable income for the six months ended June 30, 2023.

PRC

The Group’s subsidiaries in the PRC are subject to tax at the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Hua You Sheng Future (Beijing) Technology Co., Ltd. is entitled to a preferential income tax treatment as they qualify as small and micro-sized enterprises. For the six months ended June 30, 2022 and 2023, if the annual taxable income of small and micro- profit enterprises does not exceed RMB 1,000, 12.5% shall be included in the taxable income and the enterprise income tax rate shall be 20%; if the annual taxable income exceeds RMB 1,000 but does not exceed RMB 3,000, 25% shall be included in the taxable income and the enterprise income tax shall be paid at the rate of 20%.

Dividends, interests, rent and royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with PRC that provides for a reduced withholding tax rate or an exemption from withholding tax.

United States

The Group’s subsidiaries in the U.S. are subject to the U.S. federal corporate income tax and New York as well as Delaware state income tax at a rate of 21%, 6.5% and 8.7%, respectively, for the six months ended June 30, 2022 and 2023.

The Group’s Chinese subsidiaries tax returns filed with Chinese governments for the years after 2019 remain open for statutory examination by PRC tax authorities. The Group’s US subsidiaries tax returns filed with governments remain open for statutory examination by tax authorities in the future.

The Group’s loss before income taxes consisted of:

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Non-US	(9,035)	(23,507)	(3,241)
US	—	(20,032)	(2,763)
Total	(9,035)	(43,539)	(6,004)

The current and deferred components of income tax benefit appearing in the unaudited condensed consolidated statements of comprehensive income are as follows:

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Current tax expense	—	—	—
Deferred tax benefit	—	79	11
Total	—	79	11

The reconciliation of tax computed by applying the federal statutory income tax rate of 21% for the six months ended June 30, 2022 and 2023 applicable to the U.S. operations to income tax benefit were as follows:

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Loss before income taxes	(9,035)	(43,539)	(6,004)
Income tax benefit computed at the statutory income tax rate at 21%	(1,897)	9,142	1,261
International rate differences	1,897	(4,726)	(652)
Change in valuation allowance	—	(4,337)	(598)
Income tax benefit	—	79	11

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	December 31,	June 30,
	2022	2023	2023
	RMB	RMB	US$
Deferred tax assets:
Net loss carryforward	1,900	9,608	1,325
Valuation allowance	(1,900)	(9,608)	(1,325)
Total deferred tax assets.	—	—	—

Deferred tax liabilities:
Long-lived assets arising from acquisitions	—	2,938	405
Total deferred tax liabilities.	—	2,938	405

The Group operates through several subsidiaries. Valuation allowance is considered for each of the entities.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2022 and June 30, 2023, the Company and all of its subsidiaries were in a cumulative loss position, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of June 30, 2023, the Group had PRC net operating losses of RMB10,342 (US$ 1,426), which will expire from 2023 to 2027 if not utilized. As of June 30, 2023, the Group had Hongkong net operating losses of RMB 307 (US$42) that can be carried forward indefinitely for deduction in future periods. As of June 30, 2023, the Group had U.S. net operating losses of RMB33,198 (US$4,578) for U.S. federal and state income tax purposes. The Group files state tax returns in both New York and Delaware. U.S. federal net operating losses are limited to 80% and can be utilized indefinitely. State net operating losses can be carried forward for 20 years and will begin to expire from 2038 to 2042.

17. RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions in the six months ended June 30, 2022 and 2023 or balances with the Group as of December 30, 2022 and June 30, 2023 consisted of:

Related Party	Nature of the party	Relationship with the Group
Haohan Xu	Individual	Chief Executive Officer
Apifiny Inc.	Investment management	Controlled by Haohan Xu
Roxe Holding Inc.	Investment management	Controlled by Haohan Xu
Dr. Chris Chang Yu*	Individual	Co-Founder and shareholder
CRS Holdings Inc.	Investor	Controlled by Dr. Chris Chang Yu
Jiaxing Zhijun Sihang Investment Partnership Enterprises (limited partnership) (“Jiaxing Zhijun”)	Private equity investment	Shareholder, due to diluted equity interest, no longer a related party for the six months ended June 30 2023

*	Dr. Yu resigned from his position as the Chief Executive Officer (“CEO”) of the Company and Chairman of the Board on April 6, 2022 and was appointed as Co-Chairman and Co-CEO in May 2022. On May 17, 2023, Dr. Yu resigned as the Co-Chief Executive Officer of the Company.

Related party balances

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Due from related parties:
Apifiny Inc.	—	211	29
Roxe Holding Inc.	—	363	50
Dr. Chris Chang Yu	—	290	40
Due from related parties, net	—	864	119

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Due to related parties:
CRS Holdings Inc.	287	592	82
Jiaxing Zhijun	927	—	—
Due to related parties	1,214	592	82

	As of December 31,	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Accounts receivables-related parties:
Apifiny Inc.	—	3,525	486
Roxe Holding Inc.	—	7,925	1,093
Accounts Receivables-related parties, net	—	11,450	1,579

Accounts receivables-related parties represented receivables from Apifiny Inc. and Roxe Holding Inc. for research and development services provided by the Group’s subsidiaries before the GISN acquisition.

Related party transactions

For the six months ended June 30, 2022 and 2023, related party transactions consisted of the following:

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Fixed assets purchased from Apifiny Inc.	—	970	134
Consulting service received from Roxe Holding Inc.	—	464	64
Rent expense incurred with Apifiny Inc.	32	624	86

Acquisition, investment and divestitures

The Group completed one acquisition from a related party – Mr. Xu (details refer to Note 4) and completed divestiture transaction with a related party Dr. Chris Yu on July 28, 2023 (details refer to Note 5). On May 24, 2023, the Group completed equity investment in Nassau, controlled by a related party - Mr. Xu (details refer to Note 10).

18. COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2022 and June 30, 2023, there was no contingent liability accrued relating to legal or administrative proceedings.

19. SUBSEQUENT EVENTS

Recent Development

The Company announced that as of June 30, 2023, it no longer qualified as a Foreign Private Issuer, as defined in Rule 405 of Regulation C under the Securities Act of 1933 and Rule 3b-4 under the Securities Exchange Act of 1934. The Company will take all necessary actions to comply with the requirements for a domestic issuer under the federal securities laws, as of January 1, 2024.

On July 21, 2023, the Company appointed Mr. Yidong Hu as the Chief Strategy Officer of the Company.

On August 25, 2023, Mr. Edwards Jinqiu Tang resigned as the Co-Chief Financial Officer of the Company. Mr. Tang’s resignation did not result from any disagreement with the Company or its management.

Divestiture

On July 28, 2023, the Group entered into agreements to sell its CDA Business (details refer to Note 5).

Acquisition

On July 17, 2023, the Group entered into a definitive share purchase agreement with Immensus LLC, Zero2First Capital Limited, Future Capital Tech Pte. Ltd (Singapore), River Hill China Capital Ltd (collectively, the “Sellers”) and Roxe Holding Inc. (“Roxe”) under which Fresh2 Technology purchased 51% of the common share of Roxe (the “Roxe Shares”). As consideration for the purchase of the Roxe Shares, the Company issued an aggregate of 110,476,291 Class A Ordinary Shares of the Company to the Sellers, based on Roxe’s valuation of US$60,000 and the average trading price of the Company’s ADSs for the prior 90 trading days (each ADS represents 20 Class A Ordinary Shares). The closing took place simultaneously with the execution of the Share Purchase Agreement. Unaudited Pro-forma condensed combined financial information in connection with the above acquisition was included in the Company’s filling in a Form 6-K with the SEC on August 21, 2023. On July 27, 2023, Roxe entered into a share purchase agreement with SpeedIn INC (“SpeedIn”), a delivery service provider, and its shareholders, under which Roxe agreed to purchase 100% of the shares of SpeedIn from the Sellers with a nominal price. The closing took place simultaneously with the execution of the share purchase agreement. Due to badly performance, the Board have approved the disposition of SpeedIn to a company controlled by Mr. Haohan Xu on October 9, 2023.

On July 28, 2023, the Company, through its subsidiary, Foodbase Group Inc. agreed to acquire 100% of the equity interest in Windfall SLV Development LLC and SLV Windfall Management LLC, from XHome Group Inc, a company controlled by Mr. Haohan Xu, for a nominal price. Windfall SLV Development LLC and SLV Windfall Management LLC have not begun operations as yet.

On November 4, 2023 the Company and Fresh2 Technology entered into a definitive Share Purchase Agreement to purchase 38.61% of the common stock of Roxe.

Financing activities

On September 25, 2023, the Company entered into an agreement with an institutional investor to purchase up to US$2,000 of convertible notes, the convertible notes will be sold in two tranches (i) US$400 (original principal amount) of convertible notes, Series C warrants to purchase 258,065 ADSs (or 5,161,300 Class A ordinary shares) at exercise price equal to 125% of the lower of (a) $1.86 and (b) the lowest daily volume-weighted average price (“VWAP”) for the 10 trading days prior to the exercise date  and Series D warrants to purchase up to 283,688 ADSs (or 5,673,760 Class A ordinary shares) at exercise price equal to the lower of (x) $1.41 and (y) 75.83% of the lowest daily VWAP for the ten (10) trading days immediately prior to the exercise date, subject to adjustment, and (ii) US$1,600 (original principal amount) of convertible notes, 20,645,160 Series C warrants and 22,695,040 Series D warrants. The Company received the first payment RMB1,697(US$234) from this offering, excluding related financing costs.